CONFORMED COPY

ENDEAVOUR INTERNATIONAL CORPORATION

AND

SALAMANDER ENERGY (THAILAND) LIMITED

__________________________________________________

AGREEMENT FOR THE SALE AND PURCHASE OF 94.77%
INTEREST IN PHT PARTNERS, L.P.

__________________________________________________

CONTENTS

1. INTERPRETATION 3

2. PURCHASE AND SALE OF PARTNERSHIP INTEREST AND COMPLETION 7

3.SELLER’S WARRANTIES		8
4.LIMITATIONS ON THE SELLER’S LIABILITY		8
5.FURTHER UNDERTAKINGS BY THE SELLER		9
6.CO-OPERATION		10
7.INDEMNITY		10
8.CONFIDENTIAL INFORMATION		11
9.PUBLICITY OF AGREEMENT OR RELATED TRANSACTIONS		12
10.GENERAL PROVISIONS		12
11.ENTIRE AGREEMENT		12
12.ASSIGNMENT		13
13.EXPENSES		13
14.FURTHER ASSURANCES		13
15.COUNTERPARTS		13
16.GOVERNING LAW		13
17.NOTICES		14
SCHEDULE 1	TRANSFER DOCUMENTS	15
SCHEDULE 2	THE SELLER'S WARRANTIES	16
SCHEDULE 3	ASSIGNMENT AND ASSUMPTION AGREEMENT	26
SCHEDULE 4	REFERENCE BALANCE SHEET	29
SCHEDULE 5	LIST OF KEY DOCUMENTS	30
SCHEDULE 6	LIST OF SELLER OFFICERS	32
SCHEDULE 7	SELLER WIRING INSTRUCTIONS	33

THIS AGREEMENT is made on 22 April 2005

BETWEEN

(1) ENDEAVOUR INTERNATIONAL CORPORATION, a Nevada Corporation (the “Seller”).

(2)	SALAMANDER ENERGY (THAILAND) LIMITED, a company incorporated in England and Wales (registered no. 5372380) (the “Purchaser”).

THE PARTIES AGREE as follows:

1. INTERPRETATION

1.1 In this Agreement:

"1% GP Interest” means PHTH’s 1% general partnership interest in the Partnership;

"93.77% LP Interest” means the Seller’s 93.77% limited partnership interest in the Partnership;

"Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the person specified, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, through the ownership of voting securities, by contract, as trustee, executor or otherwise;

"APICO” means APICO LLC, a Delaware limited liability corporation, 21.0884% of which is owned by the Partnership;

"APICO Shares” means the Partnership’s entire membership interest in APICO, consisting of 210,884 shares, which represents 21.0884% of APICO’s issued share capital;

"Assignment and Assumption Agreement” means the assignment and assumption agreement in the agreed form provided in Schedule 3;

"Auldana NP Interest” means the after break-even point monthly contingent compensation payable in accordance with the Compensation Agreement by each Member (as defined in the Compensation Agreement) of APICO to Auldana Advisors Limited equal to one-fourth of one percent of the excess, if any, of the monthly credits to a net profits accounts to be maintained by each such Member with respect to their shares in APICO over the monthly debits to such net profits account, and as more fully described in the Compensation Agreement;

"Business Day” means a day other than a Saturday or a Sunday or public holiday in England and Wales”;

"Compensation Agreement” means the Compensation Agreement dated 7 July 2004, between APICO, Tatex Thailand, LLC, Elk Petroleum Thailand LLC, PH Gas LP, NuCoastal Corporation (Thailand) Limited, the Partnership, R. Ruby GmbH, Roil Production Thailand LLC, Arc Thailand Ventures, LLC and Auldana Advisors Limited;

"Completion” means completion of the sale and purchase of the Partnership Interest;

"Confidential Information” means all information which is used in or otherwise relates to:

(i) the Partnership and its financial and other affairs;

(ii) APICO and its financial and other affairs; or

(iii)	the EU-1 and E5N Blocks and the L15/43 and L27/43 Blocks (as described in certain of the Key Documents),

but does not include information which is made public by, or with the consent of, the Purchaser or the Seller;

"Damages” means any loss, liability, costs and expenses (including reasonable legal and other advisory fees and expenses), but excluding any consequential, lost profits, punitive or exemplary damages;

"Effective Date” means 31 March 2005;

"Encumbrance” means a mortgage, charge, royalty, non participating interest, pledge, lien, option, restriction, right of first refusal, right of pre emption, third party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect, but shall not include:

(i) the Wyatt Farrell Interest;

(ii) the PHTH Interest; and

(iii)	obligations arising under the terms of the Partnership Agreement, none of which are in default as at the date of this Agreement,

(collectively the “Permitted Encumbrances”);

"Indemnified Party” the party exercising their respective right to seek indemnification under Clause 7;

"Indemnification Claim” means either a direct claim by an Indemnified Party or a Third Party Claim under Clause 7;

"Indemnifying Party” means the party from whom an indemnity is sought under Clause 7;

"Key Documents” means the documents set forth in Schedule 5;

"Net Assets” means, as of any given date, the total assets minus the total liabilities (excluding any liabilities to Affiliates of the Seller) computed in accordance with U.S. generally accepted accounting principles;

"Operating Agreement” means the Amended and Restated Operating Agreement of APICO dated 1 January 2005;

"Partnership” means PHT Partners, LP, a Delaware limited partnership;

"Partnership Interest” means the both the 93.77% LP Interest and the 1% GP Interest;

"Partnership Agreement” means the Limited Partnership Agreement of the Partnership dated 26 June 2002, as amended;

"PHTH Interest” means the 1% limited partnership interest of PHT Gas, LLC, which interest becomes entitled to 20% of certain distributions and 25% of the allocable profits and losses after the occurrence of certain events, as more fully described in the Partnership Agreement;

"PHTH” means PHT Holding GP, LLC, a Texas limited liability company, of which 100% of the membership interest is owned by the Seller;

"Reference Balance Sheet” means the balance sheet of the Partnership as at 31 March 2005 set forth in Schedule 4;

"Third Party Claim” means a claim made by a third party (other than an Affiliate of the Purchaser) that results in a potential claim under this Agreement;

"Transfer Documents” means all agreements, documents or certificates or such other items as the Purchaser may reasonably request in connection with the transfer of the Partnership Interest, including but not limited to the list in Schedule 1;

"Warranty” means a statement contained in Schedule 2 and “Warranties” means all those statements;

"Warranty Claim” means a claim by the Purchaser under or pursuant to the provisions of Clause 7;

"Wyatt/Farrell Agreement” means the letter of agreement dated 7 June 2002 between the Partnership, Offshore Production & Exploration Company, Inc., Douglas Wyatt and Robert Farrell; and

"Wyatt/Farrell Interest” means the 7.5% after payout interests held by each of Douglas Wyatt and Robert Farrell (or 15% in the aggregate) as more fully described in the Wyatt/Farrell Agreement.

1.2 In this Agreement, a reference to:

1.2.1	liability under, pursuant to or arising out of (or any analogous expression) any agreement, contract, deed or other instrument includes a reference to contingent liability under, pursuant to or arising out of (or any analogous expression) that agreement, contract, deed or other instrument;

1.2.2	a document in the “agreed form” is a reference to a document in a form approved and for the purposes of identification initialled by or on behalf of each party;

1.2.3	a statutory provision includes a reference to the statutory provision as modified or re enacted or both from time to time before the date of this Agreement and any subordinate legislation made under the statutory provision (as so modified or re enacted) before the date of this Agreement;

1.2.4	a “person” includes a reference to any individual, firm, company, corporation, limited liability company or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality) and includes a reference to that person’s legal personal representatives, successors and permitted assigns;

1.2.5	a “party” includes a reference to that party’s successors and permitted assigns;

1.2.6	a Clause, paragraph or schedule, unless the context otherwise requires, is a reference to a Clause or paragraph of, or schedule to, this Agreement;

1.2.7	"aware”, “knowledge”, “known” or words of similar impact means the actual knowledge of the officers of the Seller as identified in Schedule 6 and such other knowledge as it would be reasonable to assume that such officers would have on the basis that they are officers of a company which is a minority owner of APICO and a representative on the APICO board;

1.2.8	any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term and to any English statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction.

1.3 The headings in this Agreement do not affect its interpretation.

2. PURCHASE AND SALE OF PARTNERSHIP INTEREST AND COMPLETION

2.1 Purchase and Sale of Partnership Interest

On the terms and subject to the conditions of this Agreement on the Completion Date:

2.1.1	The Seller shall sell, transfer and deliver to the Purchaser and the Purchaser shall purchase from the Seller the 93.77% LP Interest, free of any Encumbrance (other than the Permitted Encumbrances) for a purchase price of U.S.$19,294,239 (the “93.77% LP Interest Price”).

2.1.2	The Seller shall procure the sale, transfer and delivery by PHTH to the Purchaser, and the Purchaser shall purchase from PHTH, the 1% GP Interest, free of any Encumbrance (other than the Permitted Encumbrances), for a purchase price of U.S.$205,761 (the “1% GP Interest Price”).

2.1.3	The 93.77 % LP Interest Price and the 1% GP Interest Price shall together constitute U.S.$ 19,500,000 (the “Interest Purchase Price”).

2.2 Completion

2.2.1	Completion shall take place at Clifford Chance LLP’s office in Canary Wharf, London at the date hereof (the “Completion Date”).

2.2.2 At Completion:

(a)	the Seller shall deliver to the Purchaser the Assignment and Assumption Agreement of the 93.77% LP Interest duly executed by the Seller and shall cause to be delivered to the Purchaser the Assignment and Assumption Agreement of the 1% GP Interest duly executed by PHTH in the form attached hereto at Schedule 3, which shall transfer the Partnership Interest to the Purchaser with full title guarantee;

(b)	the Seller and Purchaser shall each execute and deliver the Transfer Documents in respect of the 93.77% LP Interest and the Seller shall cause PHTH to execute and deliver and the Purchaser shall execute and deliver the Transfer Documents in respect of the 1% GP Interest; and

(c)	the Purchaser shall pay the Interest Purchase Price to the Seller by wire transfer of funds for same day value in accordance with the wiring instructions provided by the Seller to the Purchaser as set forth in Schedule 7 hereto.

2.2.3	The Purchaser is not obliged to complete this Agreement unless the Seller complies with all its obligations under Clause 2.

2.2.4	Payment of the Interest Purchase Price by the Purchaser to the Seller in accordance with this Clause 2 shall be received by the Seller for itself in respect of the 93.77% LP Interest Price and for and on behalf of PHTH in respect of the 1% GP Interest Price.

2.3	Certain Payments
	2.3.1	Taking into consideration:

(a) the April cash call made by Amerada Hess to APICO;

(b)	the receipt by Amerada Hess for the benefit of APICO of certain back-in payments; and

(c)	the receipt and payment of the April cash call from APICO to the Partnership,

the Seller shall pay to the Purchaser on the Closing Date the amount of U.S.$34,546.

2.3.2	Pursuant to paragraph 7.4 of Schedule 2, if any liability is identified other than as set out in Clause 2.3.1, the Seller shall pay the Purchaser in cash an amount equal to such liability, calculated on a U.S.$ for U.S.$ basis, that would result in a decrease to the Net Assets in the Reference Balance Sheet.

3. SELLER’S WARRANTIES

3.1	The Seller warrants to the Purchaser that each Warranty is true and accurate at the Completion Date (unless expressly made in relation to the Effective Date, then as of the Effective Date).

3.2	The Seller acknowledges that the Purchaser is entering into this Agreement in reliance on each Warranty which has also been given as a representation and with the intention of inducing the Purchaser to enter into this Agreement.

3.3	Each Warranty is to be construed independently and (except where this Agreement provides otherwise) is not limited by a provision of this Agreement or another Warranty.

4. LIMITATIONS ON THE SELLER’S LIABILITY

4.1	The Seller’s total liability in respect of all Warranty Claims and Damages (including, for the avoidance of doubt, any indemnity obligations with respect to such Warranties pursuant to Clause 7) is limited to the amount of the Interest Purchase Price, but the amount of a Warranty Claim in respect of a fine, penalty, surcharge or interest related to Tax is not to be counted for this purpose.

4.2	The Seller is not liable for a Warranty Claim (including, for the avoidance of doubt, any indemnity obligations with respect to such Warranties pursuant to Clause 7) in respect of:

4.2.1	a Warranty contained in paragraph 6 of Schedule 2 unless the Purchaser has notified the Seller of the Warranty Claim stating in reasonable detail the nature of the Warranty Claim and, if practicable, the amount claimed not later than three months after the expiry of the period specified by statute during which an assessment of that liability to Tax may be issued by the relevant Tax authority or, if there is no such period, on or before the date which is seven years and one month from the date such liability arose; and

4.2.2	any other Warranty unless the Purchaser has notified the Seller of the Warranty Claim stating in reasonable detail the nature of the Warranty Claim and, if practicable, the amount claimed on or before 12 months following the Completion Date.

4.3	With respect to any Warranty Claim (including, for the avoidance of doubt, any indemnity obligations with respect to such Warranties pursuant to Clause 7) the Seller shall not be responsible for any consequential, lost profits, punitive or exemplary damages whatsoever.

4.4	Nothing in Clause 4 shall have the effect of limiting or restricting any liability of the Seller in respect of a Warranty Claim (including, for the avoidance of doubt, any indemnity obligations with respect to such Warranties pursuant to Clause 7) arising as a result of any fraud, wilful misconduct or wilful concealment.

5. FURTHER UNDERTAKINGS BY THE SELLER

5.1 The Seller undertakes to the Purchaser that:

5.1.1	for a period of two years starting on the Completion Date the Seller will neither directly or indirectly do or say anything which is harmful to the Partnership’s or APICO’s goodwill (as subsisting at the date of this Agreement) or which may lead a person who has dealt with the Partnership or APICO at any time during the twelve months prior to the date of this Agreement to cease to deal with the Partnership or APICO on substantially equivalent terms to those previously offered or at all;

5.1.2 PHTH will comply with Clause 5.1.1; and

5.1.3	within 30 Business Days of the Completion Date, the Seller shall deliver to the Purchaser the accounts, statutory books and minute books relating to the Partnership, PHTH and APICO.

5.2 On receiving the Purchaser’s reasonable request, the Seller shall (at its cost):

5.2.1	give to the Purchaser all information it possesses relating to the Partnership, PHTH and APICO and allow the Purchaser to copy any document containing that information; and

5.2.2	do and execute, or arrange to be done and executed, each act, document and thing necessary to implement this Agreement.

5.3	Each undertaking in Clauses 5.1.1 and 5.1.2 constitutes an entirely independent undertaking and if one or more of the undertakings is held to be against the public interest or unlawful or in any way as an unreasonable restraint of trade the remaining undertaking shall continue to bind the Seller.

6. CO-OPERATION

6.1	The Purchaser undertakes to file timely the Internal Revenue Service Form 1065 Partnership Return (the “Tax Return”) for the period up until the Completion Date. The Seller and the Purchaser agree to co-operate to provide each other with such information as may reasonably be requested in connection with the Tax Return and all other filings and reports as either party may be required under law to file or make.

7. INDEMNITY

7.1	The Seller shall indemnify the Purchaser, and keep the Purchaser indemnified against any Damages which the Purchaser incurs or suffers whether before or after the start of an action arising (directly or indirectly) out of:

7.1.1	subject to Clause 4, the failure of any Warranty to be true and correct as of the Completion Date (unless expressly made in relation to the Effective Date, then as of the Effective Date); and

7.1.2	the breach of any obligation or covenant made or to be performed by the Seller or PHTH pursuant to this Agreement.

7.2	The Purchaser shall indemnify the Seller and PHTH, and keep the Seller and PHTH indemnified, against any Damages which the Seller or PHTH incurs or suffers whether before or after the start of an action arising (directly or indirectly) out of any breach of any agreement or covenant made or to be performed by the Purchaser pursuant to this Agreement.

7.3	If an Indemnified Party discovers or otherwise becomes aware of an Indemnification Claim such Indemnified Party:

7.3.1	shall give written notice to the Indemnifying Party, specifying such claim; and

7.3.2	may thereafter exercise any remedies available to such party under this Agreement.

7.4	Except as provided in Clause 4.2, the failure of any Indemnified Party to give written notice as provided in Clause 7.3.1 shall not relieve the Indemnifying Party of any obligations to the extent the Indemnifying Party is not materially prejudiced thereby.

7.5	If the Purchaser discovers or otherwise becomes aware of a matter which might give rise to a Third Party Claim the Purchaser shall give written notice to the Seller of the commencement of such action and shall consult with the Seller with respect to the matter.

7.6	The failure of the Purchaser to give written notice as provided in Clause 7.5 shall not relieve the Seller of any obligations to the extent the Seller is not materially prejudiced thereby.

7.7	All Damages payable under this Clause 7 will be paid in cash in immediately payable funds.

7.8	Subject to any claim arising in relation to fraud, wilful misconduct or wilful concealment, the parties’ right to indemnification under this Clause 7 shall be the parties’ sole and exclusive remedy for the matters covered under this Clause 7, except for the parties’ obligations under Clause 8.

8. CONFIDENTIAL INFORMATION

8.1	The Seller undertakes to the Purchaser and the Purchaser undertakes to the Seller, that before and after Completion it shall:

8.1.1	not use or disclose to any person Confidential Information it has or acquires; and

8.1.2	make every effort to prevent the use or disclosure of Confidential Information.

8.2 The Seller shall ensure that PHTH complies with Clauses 8.1.1 and 8.1.2.

8.3 Clause 8.1 and Clause 8.2 do not apply to the disclosure of Confidential Information:

8.3.1	to a director, manager, officer or employee of the Seller or the Purchaser whose function requires him or her to have the Confidential Information;

8.3.2	required to be disclosed by law, by a rule of a listing authority by which the Seller’s or Purchaser’s shares are listed, a stock exchange on which the Seller’s or the Purchaser’s shares are listed or traded or by a governmental authority or other authority with relevant powers to which the Seller or the Purchaser is subject or submits, whether or not the requirement has the force of law provided that the disclosure shall be made after consultation with the other party and after taking into account the Purchaser’s or the Seller’s requirements as to its timing, content and manner of making or dispatch; or

8.3.3	to an adviser for the purpose of advising the Seller or the Purchaser in connection with the transactions contemplated by this Agreement provided that such disclosure is essential for these purposes and is on the basis that Clause 8.1 applies to the disclosure by the adviser.

9. PUBLICITY OF AGREEMENT OR RELATED TRANSACTIONS

9.1	Neither the Seller nor the Purchaser shall publicly disclose, by press release, or otherwise, this Agreement or the consummation of the transactions contemplated hereby without providing an advance copy of such release to the other party and providing that other party with a reasonable opportunity to review and comment on the substance of such disclosure.

10. GENERAL PROVISIONS

10.1	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.

10.2	The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

10.3	Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

10.4	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999, to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

11. ENTIRE AGREEMENT

11.1	In this Clause 11, “Representation” means representation, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment (whether contractual or otherwise).

11.2	This Agreement constitutes the entire agreement and supersedes any previous agreement between the parties relating to the subject matter of this Agreement.

11.3	The Purchaser acknowledges and represents that it has not relied on or been induced to enter into this Agreement by a Representation given by the Seller other than the Warranties or otherwise as set out in this Agreement.

11.4	The Seller acknowledges and represents that it has not relied on or been induced to enter into this Agreement by any Representation given by the Purchaser.

11.5	Nothing in this Clause 11 shall have the effect of limiting or restricting any liability arising as a result of any fraud, wilful misconduct or wilful concealment.

12. ASSIGNMENT

12.1.1	The Seller agrees that the benefit of every provision in this Agreement is given to the Purchaser for itself and its successors in title and assigns. Accordingly, the Purchaser (and its successors and assigns) may, without the consent of the Seller, assign the benefit of all or any of the Seller’s obligations under this Agreement and/or any other benefit arising under or out of this Agreement, it being understood that any such assignment will not relieve the Purchaser of its obligations hereunder.

12.1.2	This Agreement is personal to the Seller. Accordingly, the Seller shall not assign, transfer, declare a trust of the benefit of or in any other way alienate any of its rights under this Agreement whether in whole or in part.

13. EXPENSES

Except where this Agreement or the relevant document provides otherwise, each party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Agreement and of each document referred to in it.

14. FURTHER ASSURANCES

Purchaser and Seller at the request of the other party, at or after Completion, will promptly at its own cost obtain, execute and deliver, or cause to be obtained, executed and delivered, to the other party such assignments, bills of sale, endorsements, and other instruments or documents as such requesting party may reasonably deem necessary or desirable so as to vest in the Purchaser title to the Partnership Interest.

15. COUNTERPARTS

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of this Agreement by facsimile transmission shall be as effective as delivery of a manually executed counterpart.

16. GOVERNING LAW

16.1 This Agreement is governed by English law.

16.2	The courts of England shall have exclusive jurisdiction to settle any dispute arising from or connected with this Agreement (a “Dispute”) including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity.

16.3	The parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.

16.4	The parties agree that the documents which start any proceedings and any other documents required to be served in relation to those proceedings may be served on the Seller in accordance with Clause 17. These documents may, however, be served in any other manner allowed by law. This Clause applies to all proceedings wherever started.

17. NOTICES

17.1	A notice or other communication under or in connection with this Agreement (a “Notice”) shall be:

17.1.1 in writing;

17.1.2 in the English language; and

17.1.3	delivered personally or sent by first class post pre paid recorded delivery (and air mail if overseas), by telex or by fax to the party due to receive the Notice to the address set out in Clause 17.3 or to another address, person, telex or fax number specified by that party by not less than 7 days’ written notice to the other party received before the Notice was despatched.

17.2	Unless there is evidence that it was received earlier, a Notice is deemed given if:

17.2.1 17.2.2 17.2.3 17.2.4	delivered personally, when left at the address referred to in Clause 17.3;
 sent by mail, except air mail, 2 Business Days after posting it;
 sent by air mail, 6 Business Days after posting it;
sent by telex, when the proper answer back is received; and

17.2.5	sent by fax, when confirmation of its transmission has been recorded by the sender’s fax machine.

17.3 The addresses referred to in Clause 17.1.3 and Clause 17.2.1 are:

The Purchaser:
The Seller: Endeavour International Corporation 1000 Main Street, Suite 3300 Houston, Texas 77002 Facsimile No.: +1 (713) 307-8793 Attention: William L. Transier Co-Chief Executive Officer	Salamander Energy (Thailand) Limited 5 Ellesmere Road, East Twickenham Middlesex, TW1 2DJ Facsimile No.: +44 208 181 6747 Attention: James Menzies Managing Director

SCHEDULE 1

TRANSFER DOCUMENTS

Intentionally Omitted

SCHEDULE 2

THE SELLER’S WARRANTIES

Table of Contents

No. Subject Matter
1. Capacity and Authority
2. The Partnership, PHTH and APICO
3. Key Documents
4. Permits
5. Information
6. Tax
7. Absence of Changes
8. Effect of Sale
9. Employees
10. Liabilities
11. Cash Calls
12. Insolvency
13. Litigation and Compliance with Law
14. Investigations
15. Unlawful Payments
16. Constitution, Registers and Returns
17. Disclaimer of Warranties

1.

CAPACITY AND AUTHORITY

1.1	Organization and existence

Each of the Seller, the Partnership and PHTH is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization;

1.2 Right, power, authority and action

1.2.1	The Seller has the right, power and authority, and has taken all action necessary, to execute, deliver and exercise its rights, and perform its obligations, under this Agreement and each document to be executed at or before Completion.

1.2.2	The execution and delivery by the Seller of this Agreement and the Transfer Documents has been duly authorised by all necessary action on the part of Seller.

1.2.3	Seller has duly executed and delivered this Agreement and each Transfer Document to be executed at or before Completion, and this Agreement and each Transfer Document constitute legal, valid and binding obligations, enforceable against the Seller in accordance with their terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganisation, moratorium or other similar laws affecting enforcement of creditors’ rights generally and by general principles of equity.

2. THE PARTNERSHIP, PHTH AND APICO

2.1	Except for the Permitted Encumbrances (i) the Seller has not sold or otherwise disposed of or encumbered the 93.77 % LP Interest and PHTH has not sold or otherwise disposed of or encumbered the 1% GP Interest in the Partnership; and (ii) both the Seller and PHTH have good and valid title to the Partnership Interest free and clear of all Encumbrances.

2.2	The Partnership has not sold or otherwise disposed of or encumbered the APICO Shares and, except for the Auldana NP Interest or obligations arising under the Operating Agreement, none of which, so far as the Seller is aware, is in default as of the date of this Agreement, the Partnership has good and valid title to the APICO Shares free and clear of all Encumbrances.

2.3	Upon delivery to the Purchaser at Completion of duly executed Transfer Documents with respect to the Partnership Interest, and upon the Seller’s receipt of the Interest Purchase Price, good and valid title to the Partnership Interest will pass to the Purchaser free and clear of any Encumbrances (other than the Permitted Encumbrances).

2.4	Other than the Partnership Agreement and the Wyatt/Farrell Agreement, the Partnership Interest is not subject to any voting trust agreement or other contract restricting or otherwise relating to the voting, distribution or other similar rights or disposition of the Partnership Interest.

2.5	Except as set out in the Key Documents, neither the Partnership nor PHTH have any obligations or commitments relating to the Wyatt Farrell Interest and/or the PHTH Interest regarding the proposed sale or reorganisation of the Wyatt Farrell Interest and/or the PHTH Interest.

2.6	So far as the Seller is aware, there are no current plans under consideration by any of the interest holders in the Phu Horm project (as defined in certain of the Key Documents) to alter the geographical location of decision making in respect of said project.

2.7	Other than the Wyatt Farrell Interest and the PHTH Interest there are no analogous interests in the Partnership or negotiations involving the Partnership to create analogous interests.

3. KEY DOCUMENTS

3.1	The Partnership and, so far as the Seller is aware, APICO are not in default in any material respect under any of the Key Documents to which they are a party and no notice of default or of termination has been issued to the Partnership or, so far as the Seller is aware, to APICO in respect of any such default or termination.

3.2	The execution and consummation of this Agreement in the terms set out in this Agreement will not contravene the provisions of any of the Key Documents to which the Partnership is a party nor result in the forfeiture of any right, interest, title or entitlement held by the Partnership or, so far as the Seller is aware, by APICO under any of the Key Documents.

3.3	Neither the Partnership nor, so far as the Seller is aware, APICO is a party to any agreement (other than those of the Key Documents to which it is a party) or other undertaking which a purchaser for value of the Partnership Interest might reasonably consider to be material in its assessment of the acquisition of the Partnership Interest or the price to be paid therefor.

3.4	Save for those Key Documents which have been amended or superseded by another Key Document or have terminated in accordance with their terms, each of the Key Documents to which the Partnership is a party or, so far as the Seller is aware, to which APICO is a party is in full force and effect and valid and enforceable in accordance with its terms according to the law to which it is expressed to be governed, except as such enforcement may be limited by bankruptcy, insolvency, reorganisation, moratorium or other similar laws affecting enforcement of creditors’ rights generally and by general principles of equity.

4. PERMITS

4.1	All licences, permits, consents, approvals or other authorisations (together “Permits”) required to enable the Partnership to carry on its business and to comply with the terms of all agreements to which it is a party have been obtained and are in full force and effect.

4.2	So far as the Seller is aware, all Permits required up to the Completion Date to entitle APICO to receive and benefit from its interest in the EU-1 and E5N Blocks and the L15/43 and L27/43 Blocks (as described in certain of the Key Documents) have been obtained and are in full force and effect.

5. INFORMATION

So far as the Seller is aware, the documents disclosed to the Purchaser are true and accurate copies of what is contained in the Seller’s files.

6. TAX

6.1	All returns, reports, information returns, estimates or other documents required to be filed in connection with the determination, assessment or collection of Taxes (as defined below) (collectively, “Returns”) have been filed with appropriate governmental agencies, domestic and foreign, by the Partnership (and by the Seller and PHTH with respect to the 93.77% LP Interest and 1% GP Interest, respectively, and, so far as the Seller is aware, by APICO) for each period for which any such returns, reports, or estimates were due (taking into account any extensions of time to file before the date hereof); all such returns are true and correct and all Taxes (as defined below) shown by such Returns to be due and payable have been paid by the Partnership (or the Seller and PHTH with respect to the 93.77% LP Interest and 1% GP Interest, respectively, and, so far as the Seller is aware, by APICO). None of the Partnership, the Seller, PHTH, or, so far as the Seller is aware, APICO has executed any waiver of any statute of limitations with respect to any Tax. The federal income tax returns of the Partnership and, so far as the Seller is aware, APICO have never been audited by the Internal Revenue Service or the taxing authorities of any other jurisdiction. There are no Tax liens on any assets of the Partnership or the Partnership Interest or, so far as the Seller is aware, APICO except for Taxes not yet currently due.

6.2	No director or officer (or employee responsible for Tax matters) of the Seller, PHTH or, so far as the Seller is aware, APICO expects any Authority to assess any additional Taxes for any period for which Tax Returns have been filed. No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to PHTH or, so far as the Seller is aware, APICO. Neither PHTH nor, so far as the Seller is aware, APICO has received from any foreign, federal, state, or local taxing authority (including jurisdictions where PHTH or APICO have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against PHTH or APICO.

6.3	Neither PHTH nor, so far as the Seller is aware, APICO is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of US Code 280G (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of US Code 162(m) (or any corresponding provision of state, local of foreign Tax law). PHTH and, so far as the Seller is aware, APICO have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of US Code 6662. Neither PHTH nor, so far as the Seller is aware, APICO is a party to or bound by any Tax allocation or sharing agreement.

6.4	The unpaid Taxes of PHTH and, so far as the Seller is aware, APICO (i) did not, as of the most recent fiscal month end, exceed the reserve for tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet and (ii) do not exceed that reserve as adjusted for the passage of time through the Completion Date in accordance with the past custom and practice of PHTH and APICO in filing their tax returns. Since the date of the most recent balance sheet, neither PHTH nor, so far as the Seller is aware, APICO has incurred any liability for Tax arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

6.5	For US tax purposes, neither PHTH nor, so far as the Seller is aware, APICO will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Completion Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Completion Date; (ii) “closing agreement” as described in Code 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Completion Date; (iii) inter-company transactions or any excess loss account described in Treasury Regulations under Code 1502 (or any corresponding or similar provision of local or foreign income Tax law); (iv) instalment sale or open transaction of disposition made on or prior to the Completion Date.

6.6	For US tax purposes, neither PHTH nor, so far as the Seller is aware, APICO has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Code 355 or 361.

6.7	"Tax” or “Taxes,” as used herein, means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any jurisdiction and of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other person.

7. ABSENCE OF CHANGES

7.1	Since the Effective Date, there has been no material adverse change in the financial position or results of operation of the Partnership and, so far as the Seller is aware, of APICO.

7.2	No material adverse change has occurred in the assets and liabilities as shown in the Reference Balance Sheet, other than those for which an adjustment to the Interest Purchase Price was made pursuant to Clause 2.3.1.

7.3	There has been no change in the Partnership’s accounting policies since the Effective Date. The Reference Balance Sheet has been prepared on a basis consistent with U.S. generally accepted accounting principles.

7.4	Except for the specific items identified in Clause 2.3.1, the Seller is not aware of any liability arising or becoming known between the Effective Date and Completion that would have resulted in an adjustment to the Reference Balance Sheet, in accordance with U.S. generally accepted accounting principles, had it arisen or become known prior to the Effective Date.

8. EFFECT OF SALE

Neither the execution nor the performance of this Agreement or any document to be executed at or before Completion will:

(i) conflict with;

(ii) (iii) (iv)	result in a breach of; give rise to an event of default under; require the consent of a person under;

(v) enable a person to terminate; or

(vi) relieve a person from an obligation under,

any agreement or arrangement to which the Partnership is a party or any legal or administrative requirement by which the Partnership is bound.

9. EMPLOYEES

The Partnership does not have any employees whatsoever or any continuing obligations which might transfer to the Purchaser by operation of law or pursuant to any agreement or undertaking to which the Partnership is bound.

10. LIABILITIES

10.1 Environmental Claims

The Partnership does not have and, so far as the Seller is aware, APICO does not have any outstanding environmental claims.

10.2 Indebtedness

10.2.1	The Partnership does not have outstanding and has not agreed to create or incur loan capital, or other indebtedness for borrowed money.

10.2.2	The Partnership and, so far as the Seller is aware, APICO, do not have any outstanding obligations to pay any investment banker, broker, finder or other intermediary who might be entitled to any fee or other commission in connection with the transactions contemplated by this Agreement.

10.2.3	There are no legal commitments upon the Partnership or, so far as the Seller is aware, upon APICO in respect of any proposed future financing by APICO.

10.3 Guarantees and indemnities

10.3.1	The Partnership is not a party to and is not liable under a guarantee, indemnity or other agreement to secure or incur a financial or other obligation with respect to another person’s obligation.

10.3.2	No part of the loan capital, borrowings or indebtedness in the nature of borrowings of the Partnership is dependent on the guarantee or indemnity of, or security provided by, another person.

10.4 Events of default

10.4.1	No event has occurred or been alleged to have occurred in respect of the Partnership and, so far as the Seller is aware, in respect of APICO which:

(a)	constitutes an event of default, or otherwise gives rise to an obligation to repay, under an agreement relating to borrowing or indebtedness for borrowed money (or will do so with the giving of notice or lapse of time or both); or

(b)	will lead to an Encumbrance constituted or created in connection with borrowing or indebtedness for borrowed money, a guarantee, an indemnity or other obligation of the Partnership becoming enforceable (or will do so with the giving of notice or lapse of time or both), other than cash calls described in paragraph 11 of this Schedule 2.

11. CASH CALLS

11.1 All cash calls due and payable as of or prior to the Completion Date by:

(a) the Seller and/or by PHTH; or

(b)	the Partnership to APICO but only with respect to the Partnership Interest; and/or

(c) the other partners in the Partnership as of the date of this Agreement,

have been paid on a timely basis.

11.2	The Seller is not aware of any material, undisclosed cash calls that have been made and are expected to become due after the Completion Date.

12. INSOLVENCY

The Partnership is not insolvent, and will not be rendered insolvent by the occurrence of the transactions contemplated by this Agreement. The term “insolvent” means either that (i) the sum of the present fair and saleable value of the Seller’s assets do not exceed its outstanding liabilities or (ii) the inability to pay debts as they become due in the usual course of business (after taking into account its capital and credit resources).

13. LITIGATION AND COMPLIANCE WITH LAW

13.1 Litigation

13.1.1	Neither the Partnership nor a person for whose acts or defaults the Partnership may be vicariously liable is involved, or has during the two years ending on the date of this Agreement been involved, in a civil, criminal, arbitration, administrative or other proceeding. No civil, criminal, arbitration, administrative or other proceeding is pending or threatened by or against the Partnership or a person for whose acts or defaults the Partnership may be vicariously liable.

13.1.2	So far as the Seller is aware, neither APICO nor a person for whose acts or defaults APICO may be vicariously liable is involved, or has during the two years ending on the date of this Agreement been involved, in a civil, criminal, arbitration, administrative or other proceeding. So far as the Seller is aware, no civil, criminal, arbitration, administrative or other proceeding is pending or threatened by or against APICO or a person for whose acts or defaults APICO may be vicariously liable.

13.1.3	No fact or circumstance exists which might give rise to a civil, criminal, arbitration, administrative or other proceeding involving the Partnership or, so far as the Seller is aware, APICO or a person for whose acts or defaults the Partnership or APICO may be vicariously liable.

13.1.4	There is no outstanding judgment, order, decree, arbitral award or decision of a court, tribunal, arbitrator or governmental agency against the Partnership or, so far as the Seller is aware, against APICO or a person for whose acts or defaults the Partnership or APICO may be vicariously liable.

13.2 Compliance with law

13.2.1	The Partnership has and, so far as the Seller is aware, APICO has conducted its business and dealt with its assets in all material respects in accordance with all applicable legal and administrative requirements.

14. INVESTIGATIONS

The Partnership has not received any written notice of, or otherwise participated in any governmental or other investigation, enquiry or disciplinary proceeding concerning the Partnership or, so far as the Seller is aware, APICO. The Seller is not aware of any pending or threatened investigation, enquiry or disciplinary proceeding concerning the Partnership or APICO. So far as the Seller is aware, no fact or circumstance exists which might give rise to an investigation, enquiry or proceeding of that type.

15. UNLAWFUL PAYMENTS

15.1	Neither the Partnership nor any person for whose acts or defaults the Partnership may be vicariously liable has and, so far as the Seller is aware, neither APICO nor any person for whose acts or defaults APICO may be vicariously liable has:

15.1.1	induced a person to enter into an agreement or arrangement with the Partnership by means of an unlawful or immoral payment, contribution, gift or other inducement;

15.1.2	offered or made an unlawful or immoral payment, contribution, gift or other inducement to a government official or employee; or

15.1.3	directly or indirectly made an unlawful contribution to a political activity.

16. CONSTITUTION, REGISTERS AND RETURNS

16.1 Constitution

The Partnership is not in default or otherwise in violation of any of its obligations under the Partnership Agreement.

16.2 Registers etc.

Each register, minute book and other book which Delaware law requires that the Partnership keep has been properly kept in all material respects and contains in all material respects a complete and accurate record of the matters which it is required by Delaware law to record. No notice has been received or allegation made that a register or book is incorrect or should be rectified.

16.3 Returns etc.

All returns, particulars, resolutions and other documents required to be delivered by the Partnership to any governmental or other authority or agency have been properly prepared and delivered.

16.4 Powers of attorney and authorities

The Partnership has not given a power of attorney or other authority by which a person may enter into an agreement, arrangement or obligation on the Partnership’s behalf (other than an authority for the general partner, officer or employee to enter into an agreement in the usual course of that person’s duties).

17. DISCLAIMER OF WARRANTIES

The Seller makes only the representations and warranties set forth in this Agreement and hereby expressly disclaims all other warranties, whether express or implied or arising by statute or as a matter of law.

SCHEDULE 3

AGREED FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

Intentionally Omitted

SCHEDULE 4

Reference Balance Sheet

Intentionally Omitted

SCHEDULE 5

List of Key Documents

Intentionally Omitted

SCHEDULE 6

List of Seller Officers

Intentionally Omitted

SCHEDULE 7

Seller wiring instructions

Intentionally Omitted

IN WITNESS WHEREOF, the Seller and the Purchaser have duly executed this Agreement as of the date first written above.

SELLER

ENDEAVOUR INTERNATIONAL CORPORATION

By: /s/ DON TEAGUE

Name: Don Teague

Title: Executive Vice President

PURCHASER

SALAMANDER ENERGY (THAILAND) LIMITED

By: /s/ JAMES MENZIES

Name: James G. Menzies

Title: Director

By: /s/ N. COOPER

Name: N. Cooper

Title: Director